MTHE MAGRI LAW FIRM, PLLC

(A New York Professional Limited Liability Company)

Philip Magri, Esq.*#	11 Broadway, Suite 615
New York, NY 10004
T: (646) 502-5900
F: (646) 836-9200
pmagri@magrilaw.com
www.magrilaw.com

*Licensed in NY (Registration No: 2741619)

#Licensed in FL (Registration No: 0103350)

June 12, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: Larry Spirgel – Assistant Director

Re:	Pan Global, Corp.
Form 8-K
Filed May 2, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 15, 2013
File No. 333-167130

Dear Mr. Spirgel:

On behalf of my client, Pan Global, Corp., we hereby ask for a five business day extension until June 19, 2013 to respond to your letter, dated May 29, 2013, pertaining to the Company’s filings referenced above.The Company has been diligently working on its response letter and amended filings but needs additional time to finalize them and have them approved by the required parties.

Thank you for your consideration. Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri